

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2011

William F. Donovan, M.D.
Chief Executive Officer
Spine Pain Management, Inc.
5225 Katy Freeway
Suite 600
Houston, Texas 77007

>    **Re:    Spine Pain Management, Inc.**
>    **Form 10-K for the Fiscal Year Ended December 31, 2009**
>    **Filed March 31, 2010**
>    **Form 10-Q for the Quarterly Period ended June 30, 2010**
>    **Filed August 16, 2010**
>    **File No. 000-27407**

Dear Dr. Donovan:

We have reviewed your December 8, 2010 response to our November 24, 2010 letter and have the following comment.  In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.  If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.  Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies

Revenue Recognition, page 20

1.  Refer to Comment three.  It remains unclear why gross revenue presentation is appropriate as the amount billed does not represent the amount you expect to be

collected.  Please revise your presentation to only present net revenue, which was $540,505 in 2009, or tell us why the current presentation is appropriate.   This does not prohibit you from providing a discussion of your contractual allowance in your notes to the financial statements and/or in MD&A.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief Accountant